

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2016

Via E-mail
Ms. Gloria E. Gebbia
Chief Executive Officer
Kennedy Cabot Acquisition, LLC
24100 Calabasas Road
Calabasas, CA 91302

Re: **Siebert Financial Corp.**
Amendment No. 1 to Schedule TO
Filed September 30, 2016 by Kennedy Cabot Acquisition, LLC
File No. 005-13628

Dear Ms. Gebbia:

We have reviewed your filing and have the following comment.

Conditions to the Offer, page 28

1. We note the response to prior comment 4 and the revised disclosure in the Offer to Purchase. Under federal law, it does not appear that the Company would have obligations to effect the closing of the Offer, because it is not a bidder. Additionally, if the Company did have those obligations, and those obligations were conditioned on actions taken by the Purchaser, then the Offer would remain subject to conditions that are within the bidder's control. Please revise the disclosure accordingly.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Ms. Gloria E. Gebbia
Kennedy Cabot Acquisition, LLC
October 4, 2016
Page 2

cc: Lawrence G. Nusbaum, Esq.
          Gusrae Kaplan Nusbaum PLLC